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SHAREHOLDER MEETING
On May 19, 1997, a special shareholder meeting was held at which the proposed changes to certain of the Fund's fundamental investment policies, including changes to the investment objective were approved (Proposal No. 1) and the
Subadvisory Agreement between OppenheimerFunds, Inc. and OpCap Advisors was approved (Proposal No. 2) as described in the Fund's proxy statement for that meeting.  The following is a report of the votes cast:
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                                                          Withheld/       Broker
Proposal                For              Against          Abstain         Non-Votes     Total

Proposal No. 1          5,333,081.606    387,728.558      492,181.397     4,689,389     6,212,991.561

Proposal No. 2          5,193,678.421    344,416.743      674,896.397     4,689,389     6,212,991.561
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